UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF

A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-6784

PANASONIC KABUSHIKI KAISHA

(Exact name of registrant as specified in its charter)

PANASONIC CORPORATION

(Translation of registrant’s name into English)

1006, Oaza Kadoma, Kadoma City, Osaka 571-8501, Japan

+81-6-6908-1121

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Panasonic Corporation (the “Registrant”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on or about February 18, 1970, the date that its registration statement on Form S-1 (Registration No. 2-36325) was declared effective by the Securities and Exchange Commission (the “Commission”). The Registrant’s duty to file reports under Section 13(a) or Section 15(d) was suspended upon the filing of Form 15F with the Commission on April 22, 2013 and subsequently terminated. Subsequently, the Registrant incurred the duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act on or about May 1, 2015, the date that its registration statement on Form F-4 (Registration No. 333-203685) was declared effective by the Commission.

B. The Registrant has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed one special financial report under cover of Form 20-F pursuant to Rule 15d-2 under the Exchange Act. As provided in Release No. 34–55540 (March 27, 2007) issued by the Commission, a special financial report filed with the Commission pursuant to Rule 15d–2 constitutes an annual report pursuant to Section 13(a) of the Exchange Act for the purpose of complying with the prior reporting condition set forth in Rule 12h-6(a)(1) under the Exchange Act.

Item 2. Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, in June 2015.

Item 3. Foreign Listing and Primary Trading Market

A. The Registrant has maintained a listing of its common stock on the First Section of the Tokyo Stock Exchange (the “TSE”), Tokyo, Japan, and the First Section of the Nagoya Stock Exchange (the “NSE”), Nagoya, Japan. Together, the TSE and the NSE constitute the primary trading market for the Registrant’s common stock, as that term is defined in Rule 12h-6 under the Exchange Act.

B. The Registrant’s common stock was initially listed on the TSE in May 1949 and initially listed on the NSE in September 1951. The Registrant has maintained the listing of its common stock on each of the TSE and NSE since the respective dates of initial listing, including during the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in the Registrant’s common stock that occurred in Japan on the TSE and the NSE for the 12-month period from June 1, 2015 to May 31, 2016 (both dates inclusive) was 98.98% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on June 1, 2015 and ended on May 31, 2016 (the “Applicable Period”).

B. The average daily trading volume (“ADTV”) of the common stock of the Registrant in the United States for the Applicable Period was 112,643 shares. The ADTV of the common stock of the Registrant on a worldwide basis for the Applicable Period was 10,995,267 shares.

C. The ADTV of the common stock of the Registrant in the United States for the Applicable Period was 1.02% of the ADTV of the common stock of Registrant worldwide for the Applicable Period.

D. The Registrant delisted its common stock from The New York Stock Exchange (“NYSE”) effective April 22, 2013 (with April 19, 2013 as the last day of trading on NYSE). As of April 22, 2013, the ADTV of the Registrant’s common stock in the United States (including off-exchange and on-exchange transactions) as a percentage of the ADTV for the Registrant’s common stock on a worldwide basis for the preceding 12-month period was 2.18%.

E. The Registrant has not terminated its sponsored American Depositary Receipt (“ADR”) facility regarding its common stock.

F. The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Registrant published in the United States a notice of its intent to terminate its reporting obligations under Section 15(d) of the Exchange Act, by means of a press release issued on June 20, 2016.

B. The press release described above was disseminated by major newswire services, including Business Wire in the United States. Additionally, the notice was published on the Registrant’s Internet website. A copy of the notice is attached as Exhibit 1.1. to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website: http://www.panasonic.com/global/corporate/ir.html

PART III

Item 10. Exhibits

1.1 Press release dated June 20, 2016.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Panasonic Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Panasonic Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: June 20, 2016

Panasonic Corporation

By: /s/ HIROMI OSHIMA
Name: Hiromi Oshima Title: General Manager, Head of Investor Relations, Corporate Planning Department, Panasonic Corporation